October 19, 2021

VIA EDGAR

Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Singlepoint Inc. Registration Statement on Form S-1 Filed September 29, 2021 File No. 333-259876

Dear Sir and Madam:

By letter dated October 15, 2021, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Singlepoint Inc. (the “Company,” “we,” “us,” or “our”) with comments on the Company’s Form S-1 referenced above. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Registration Statement on Form S-1

Selling Stockholder, page 18

1. Please revise to include the information required by Item 507 of Regulation S-K.

Response: The Registration Statement has been revised to include the information required by Item 507 of Regulation S-K.

Exhibit Index, page II-3

2. Please revise to file the equity financing agreement.

Response: The Registration Statement has been revised to file the equity financing agreement and

Should you have any further comments or questions please contact our outside counsel, Jeffrey M. Stein, Esq. at JMS Law Group, PLLC at (516) 422-6285.

Very Truly Yours,

William Ralston, CEO